

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __ to __

Commission File Number: 000-12033
Commission CIK Number: 0000717826

Sony Ericsson 401(k) and Savings Plan
(Full title of the Plan)

LM Ericsson Telephone Company
(Name of the issuer of the securities held pursuant to the Plan)

S 126 25 Stockholm, Sweden V7 0000
(Address of principal executive office of the issuer)


SEC MAIL PROCESSING
RECEIVED
JUL 14 2010
WASH, DC
193
SECTION

SONY ERICSSON 401(K) AND SAVINGS PLAN

CONTENTS

Note A - Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl
Suite 2000
Dallas, Texas 75201

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Sony Ericsson 401(K) and Savings Plan
Research Triangle Park, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Sony Ericsson 401(K) and Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
July 13, 2010

SONY ERICSSON 401(K) AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS	**2009**		**2008**	
Investments at fair value:				
American Funds EuroPacific Growth Fund	$ 12,235,171	*	$ 8,006,870	*
SSgA S&P 500 Index Fund	10,320,523	*	7,647,569	*
Wells Fargo Small Cap Value Fund	9,388,155	*	6,706,287	*
SEI Stable Asset Fund	9,028,888	*	9,892,916	*
Morgan Stanley Mid Cap Growth Fund	9,006,814	*	6,044,946	*
JP Morgan Investment Self-Directed Accounts	6,519,621	*	7,290,504	*
PIMCO Total Return Fund	5,766,912	*	4,601,117	*
Allianz Dividend Value Fund	5,590,034	*	4,826,226	*
Growth Fund of America	4,725,057	*	-	
Barclay Index 2025 Fund	2,165,940		1,878,456	
Barclay Index 2035 Fund	2,016,065		1,507,159	
Barclay Index 2030 Fund	1,958,008		1,626,623	
Barclay Index 2020 Fund	975,477		905,678	
Barclay Index 2040 Fund	756,363		536,748	
Barclay Index 2045 Fund	572,382		293,189	
Barclay Index 2015 Fund	565,671		726,457	
Barclay Index Retirement Fund	255,481		247,314	
Barclay Index 2050 Fund	234,411		71,763	
Barclay Index 2010 Fund	-		92,822	
Janus Risk Managed Fund	-		3,326,732	
Participant Loans	914,908		1,026,056	
Total investments	82,995,881		67,255,432	
Receivables:				
Employer's & Employee contributions receivable:				
Employees' Contributions Receivable	-		137,663	
Employer's Contributions Receivable	67,845		258,046	
Total Receivables	67,845		395,709	
Net assets available for benefits, at fair value	**83,063,726**		**67,651,141**	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	438,363		960,558	
Net assets available for benefits	**$ 83,502,089**		**$68,611,699**	

* Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

SONY ERICSSON 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Changes in net assets attributed to:	
	2009
Investment Income:	
Net appreciation in fair value of investments	$17,141,338
Dividends	676,669
Interest and other income	54,558
	17,872,565
Contributions:	
Participants	4,387,261
Employer	4,240,528
Other contributions	127,844
	8,755,633
Payments:	
Benefits paid to participants	(11,655,180)
Administrative expenses	(82,628)
	(11,737,808)
Net increase	14,890,390
Net assets available for benefits, beginning of year	68,611,699
Net assets available for benefits, end of year	**$83,502,089**

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The following description of the Sony Ericsson 401(K) and Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Prior to September 1, 2004, Sony Ericsson Mobile Communications (USA) Inc. (the "Company" or "Employer") participated in the Ericsson Capital Accumulation and Saving Plan (the "Ericsson Plan") under a multi-employer plan. The Company established its own plan on September 1, 2004 and participant balances were transferred from the Ericsson Plan into the Plan. Effective September 1, 2004, the Plan is a single employer plan. The Plan is a defined contribution plan and is administered by an Administrative Committee (the "Committee").

JP Morgan Chase Bank is the Plan Trustee (the "Trustee"). The Trustee receives all participating employee (the "Participant") and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each Participant, the terms and conditions of the Plan, and the instructions and directions of the Committee. JP Morgan Retirement Plan Services is the record keeper for the Plan.

Participant contributions are made to the Trustee for investment each pay period. There were seventeen separate funds available during the Plan year to which Participants could direct their investments in addition to a self – directed brokerage account ("SDA"). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose any of these options for their contributions as well as the Company matched contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America ("GAAP"), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan's financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of January 1, 2009, the Plan adopted FASB ASC update 2009-12, which provided updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan's financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common/collective trusts ("CCTs") (see Note 5).

As of January 1, 2009, the Plan adopted FASB ASC 855 (formerly Statement of Financial Accounting Standard "SFAS" No. 165, "Subsequent Events"). ASC 855 establishes principles and standards related to the accounting for and disclosure of events that occur between the balance sheet date and issuance of financial statements. ASC 855 requires us to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any non-recognized subsequent events. Subsequent events that provide information about conditions that did not exist at the balance sheet date shall not be recognized in the financial statements under ASC 855. The adoption did not have an impact on the Plan's financial statements. In February 2010, the FASB issued ASC update 2010-09, which removed the requirement for a Security Exchange Commission ("SEC") filer to disclose the date through which subsequent events have been evaluated. Management's responsibility to evaluate subsequent events through the date of issuance remains unchanged.

In January 2010, the FASB issued ASC update 2010-06 which provides updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related, management believes it will not have a material impact on the Plan's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. The Plan also provides options for investment in self-directed accounts. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Company that have not been included in the Plan's investments at year end. Contribution receivables are recorded at cost, which approximates their fair value. Contribution receivables were $67,845 and $395,709 at December 31, 2009 and 2008, respectively.

Valuation of investments

Except for insurance contracts, participant loans, and common collective trusts, as discussed in Note 8, all other investments are carried at fair value as determined by "quoted" market prices on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan accounts for certain investment contracts in accordance with FASB ASC 962 (formerly known as FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*). Under ASC 962, certain investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security transactions and investment income

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company Stock via their self-directed account may elect to receive cash or Company Stock. Whenever a Participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the Participants' election to take cash upon withdrawal.

Forfeitures

Company and Participants' 401(K) and savings contributions (Note 3), and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of December 31, 2009 or 2008.

Expenses of the plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own brokerage fees and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to participants in an amount not to exceed 50% of the Participant's contribution account. The maximum loan amount is $50,000 minus the Participant's highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. A participant is allowed only one outstanding loan at any given time. If a Participant misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a 'deemed distribution', which is taxable income to the Participant. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2009, interest rates range from 4.25% to 9.25%. Loans are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant's current investment direction.

Termination priorities

The Company reserves the right, by action of the Board of Directors, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants' accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit payments

At JP Morgan Retirement Plan Services, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to Participants based upon the date the check is cut. At December 31, 2009, there were no benefit claims which had been processed and approved for payment but not yet paid. For financial statement purposes, benefit payments are recorded when paid.

Reclassifications

Certain 2008 amounts have been reclassified to conform to current year presentation.

3. PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan upon the first day of hire.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the 401(K) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3.5% (under age 40), 4.0% (age 40 to less than age 50), 7.0% (age 50 to less than age 55) or 10.0% (age 55 and above) of a Participant's eligible pay, whether or not the employee contributes to the Plan. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(K) contribution or to the after-tax savings contribution, or to a combination of both. All employee and employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan's "Retireonline" system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year.

Each Participant's account is credited with the Participant's contributions, Company matching contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4. INVESTMENTS

The net appreciation in fair value of investments for the year ended December 31, 2009 was as follows:

Mutual Funds	$	11,742,219
Commingled Funds		4,039,994
Self Directed Brokerage		1,359,125
	$	17,141,338

5. FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds
Mutual funds represent investments with various registered investment managers. The fair value of these investments is determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price and are classified as Level 1 investments.

Commingled Funds
Commingled funds represent investments with various investment managers. Units held in commingled funds, including stable value funds, are valued at the unit value as reported by the investment managers and are classified as Level 2 investments.

Self-Directed Brokerage Accounts (SDA)
SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, and registered investment companies and are classified as Level 1 and 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan's investment manager's best estimates. Mutual funds in registered investment companies are valued as mentioned above.

Participant Loans
Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual Funds	$46,712,143	$ -	$ -	$46,712,143
Commingled Fund	-	28,849,209	-	28,849,209
Self Directed Accounts:				
Common Stocks	5,217,979	-	-	5,217,979
Interest Bearing Cash	-	1,062,401	-	1,062,401
Registered Investment Companies	231,916	-	-	231,916
Other	-	7,325	-	7,325
Preferred Stock	-	-	-	-
Loans to Participants	-	-	914,908	914,908
Total investments at fair value	$52,162,038	$29,918,935	$ 914,908	$82,995,881

December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual Funds	$33,512,178	$ -	$ -	$33,512,178
Commingled Fund	-	25,426,694	-	25,426,694
Self Directed Accounts:				
Common Stocks	5,333,293	-	-	5,333,293
Interest Bearing Cash	-	1,630,423	-	1,630,423
Registered Investment Companies	313,106	-	-	313,106
Other	-	13,047	-	13,047
Preferred Stock	-	635	-	635
Loans to Participants	-	-	1,026,056	1,026,056
Total investments at fair value	$39,158,577	$27,070,799	$ 1,026,056	$67,255,432

Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2009 were as follows:

	Participant Loans
Balance at December 31, 2008	$ 1,026,056
Issuances	708,775
Loan Repayment	(400,679)
Loan Withdrawals	(407,224)
Deemed Loans	(12,020)
Balance at December 31, 2009	$ 914,908

6. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions are currently serving as trustee and recordkeeper to the Plan and, therefore, these investments qualify as party-in-interest transactions.

Prior to 2008, certain plan investments consisted of Common Stock shares of LM Ericsson Telephone Company, a related party of Sony Ericsson Mobile Communications (USA) Inc. Effective December 31, 2007, the Ericsson Stock Fund was terminated as an investment alternative under the Plan, and all remaining amounts invested were transferred to the respective Participants' Self-Directed Accounts.

7. TAX STATUS OF THE PLAN

As of December 31, 2009, the Plan has not received a determination letter from the Internal Revenue Service (the "IRS"). Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and therefore, the trust is exempt from taxation under section 501(a).

8. GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in a fully benefit-responsive common collective trust, the SEI Stable Asset Fund. The investments in the SEI Stable Asset Fund are presented at fair value on the table of the investments held in the Plan. The fair value equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is $19,105 and $15,596 at December 31, 2009 and 2008, respectively.

In determining the net assets available for benefits, the synthetic GICs underlying the SEI Stable Asset Fund are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The average yield of the fully benefit-responsive investment contracts based on actual earnings was approximately 3.69% and 6.44% at December 31, 2009 and 2008, respectively. The average yield of the fully benefit-responsive investment contracts based on interest rate credited to participants was approximately 1.40% and 3.27% at December 31, 2009 and 2008, respectively.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan's investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan's exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan's investment managers generally limit the Plan's market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder's option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2009 and 2008 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan's investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2009 and 2008, the Plan did not hold any such investments.

SONY ERICSSON 401(K) AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2009

EIN:56-2268745
Plan Number: 001

Name and Issuer and Description	Current Value
Value of Interest in Mutual Funds	
American Funds EuroPacific Growth Fund	$ 12,235,171
SSgA S&P 500 Index Fund	10,320,523
Wells Fargo Small Cap Value Fund	9,388,155
SEI Stable Asset Fund	9,028,888
Morgan Stanley Mid Cap Growth Fund	9,006,814
PIMCO Total Return Fund	5,766,912
Allianz Dividend Value Fund	5,590,034
Growth Fund of America	4,725,057
Barclay Index 2025 Fund	2,165,940
Barclay Index 2035 Fund	2,016,065
Barclay Index 2030 Fund	1,958,008
Barclay Index 2020 Fund	975,477
Barclay Index 2040 Fund	756,363
Barclay Index 2045 Fund	572,382
Barclay Index 2015 Fund	565,671
Barclay Index Retirement Fund	255,481
Barclay Index 2050 Fund	234,411
	75,561,352
JP Morgan Investment Self-Directed Accounts	6,519,621
Participants Loan Account	914,908
Total Investments	$ **82,995,881**

Note: Cost is not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Chairman of the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sony Ericsson 401(k) and Savings Plan

Date: July 13, 2010 By: 

Lee Hill
Chairman of the Plan Administration Committee



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl
Suite 2000
Dallas, Texas 75201

Consent of Independent Registered Public Accounting Firm

Sony Ericsson 401(K) and Savings Plan
Research Triangle Park, North Carolina

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-122785) of our report dated July 13, 2010, relating to the financial statements and supplemental schedule of Sony Ericsson 401(K) and Savings Plan which appear in this Form 11-K.

BDO USA, LLP

BDO USA, LLP
Dallas, Texas

July 13, 2010